Mail Stop 4561

September 15, 2008

Mr. Roger Hopkins
Chief Accounting Officer
National Health Investors, Inc.
100 Vine Street, Suite 1202
Murfreesboro, TN 37130

      Re: **National Health Investors, Inc.**
               Form 10-K for the year ended December 31, 2007
               File No. 1-10822

Dear Mr. Hopkins:

We have reviewed your first response letter filed on August 18, 2008 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2007

Item 2. Properties Owned or Associated with Mortgage Loan Investments, page 14

1.   We note your response to comment 4 of our letter dated July 17, 2008. We continue to believe that the requested schedule of lease expiration is material to investors. Please confirm that you will include the requested disclosure in future filings. Alternatively, please revise Item 1 to describe your dependence on revenues received from NHC under the master lease, as required by Item 101(c)(vii) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439, Jennifer Monick, Staff Accountant, at (202) 551-3295 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or Karen Garnett, Assistant Director, at (202) 551-3785 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief